UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

October 13, 2023

3.NEWS RELEASE

The news release announcing this material change was issued on October 13, 2023 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on October 13, 2023 that it has signed a two-year natural gas agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (“Titan”) to restart operations in September 2024. Simultaneously, the Company announced its intention to idle the Atlas methanol plant (“Atlas) in September 2024 when its legacy 20-year natural gas agreement expires.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced that it has signed a two-year natural gas agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (“Titan”) (875,000 tonnes per year capacity) to restart operations in September 2024. Simultaneously, the Company announced its intention to idle the Atlas methanol plant (“Atlas”) (Methanex interest 63.1% or 1,085,000 tonnes per year capacity) in September 2024, when its legacy 20-year natural gas agreement expires.

The decision to restart Titan and cease operations at Atlas was based on economic considerations, including significantly lower capital requirements at Titan compared to Atlas. The new gas price and lower production volume in Trinidad will reduce annual adjusted EBITDA and free cash flow capability, starting in 2025 and compared to 2023, by approximately $80 million and $40 million, respectively, across a range of methanol prices.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
Senior Vice President, General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

October 16, 2023

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 16, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary